UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38118

DermTech, Inc.

(Exact name of registrant as specified in its charter)

c/o DermTech Liquidating Trust, 27 Crimson King Drive, Bear, DE 19701 Attn: Liquidating Trustee

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: zero (0)*

*Explanatory Note:

On July 17, 2025, the United States Bankruptcy Court for the District of Delaware, in In re DermTech Liquidating, Inc., Case No. 24-11378 (MFW) (the “Bankruptcy Case”) entered an order [Dkt. No. 638] (the “Confirmation Order”) confirming the Further Modified First Amended Joint Chapter 11 Plan of DTech Liquidating Inc. and DTech Op Liquidating, Inc. (the “Plan”). The effective date of the Plan occurred August 12, 2025 (the “Effective Date”). Pursuant to the Plan and Confirmation Order, on the Effective Date:

(i)	all shares of DTech Liquidating, Inc. (f/k/a DermTech, Inc.) (“DTech”) stock were immediately cancelled;

(ii)	Steven Balasiano was appointed trustee of the DermTech Liquidating Trust for the benefit of DTech’s creditors (in such capacity, the “Liquidating Trustee”);

(iii)	the Liquidating Trustee was appointed as sole director and officer of DTech.

On November 12, 2025, DTech, which was formerly known as DermTech, Inc., was dissolved. Copies of the public filings in the Bankruptcy Case may be obtained free of charge via the claims agent’s website at https://cases.stretto.com/DermTech.

Pursuant to the requirements of the Securities Exchange Act of 1934, DermTech, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2026	By: /s/ Steven Balasiano